SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Velo3D, Inc.

(Name of Issuer)

Common Stock

(Class of Securities)

92259N104

(CUSIP Number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 92259N104

(1)	Name of Reporting Persons: Bessemer Venture Partners IX Institutional L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 16,842,013 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 16,842,013 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,842,013 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.2% (1) (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Excludes 2,233,130 and 2,787,398 Earnout Shares (as defined in the Business Combination Agreement) that may be issued to Bessemer Venture Partners IX Institutional L.P. (“BVP IX Inst”) and Bessemer Venture Partners IX, L.P. (“BVP IX” and together with BVP IX Inst, the “BVP IX Funds”), respectively, pursuant to the Business Combination Agreement, dated as of March 22, 2021, by and among the Issuer, Spitfire Merger Sub, Inc., and Velo3D US, Inc., as amended by Amendment #1 to Business Combination Agreement, dated as of July 20, 2021 filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer’s predecessor in interest and previously known as JAWS Spitfire Acquisition Corporation with the Securities and Exchange Commission on March 23, 2021 (as amended, the “Business Combination Agreement”).

(2)

The percent of class was calculated based on 183,163,826 shares of common stock, par value $0.0001 per share (“Common Stock”) issued and outstanding as of September 29, 2021, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by Velo3D, Inc. on October 5, 2021.

CUSIP: 92259N104

(1)	Name of Reporting Persons: Bessemer Venture Partners IX L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 21,022,226 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 21,022,226 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,022,226
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.5% (1)(2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP: 92259N104

(1)	Name of Reporting Persons: Deer IX & Co. L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 37,864,239 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 37,864,239 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,864,239 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.7% (1) (2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP: 92259N104

(1)	Name of Reporting Persons: Deer IX & Co. Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 37,864,239 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 37,864,239 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,864,239 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.7% (1) (2)
(14)	Type of Reporting Person (See Instructions): CO

CUSIP: 92259N104

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 511 Division Street, Campbell, CA, 95008.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by:

(i)	BVP IX Inst, a Cayman Islands exempted limited partnership;

(ii)	BVP IX, a Cayman Islands exempted limited partnership;

(iii)	Deer IX & Co. L.P., a Cayman Islands exempted limited partnership (“Deer IX LP”), which is the general partner of each of the BVP IX Funds; and

(iv)	Deer IX & Co. Ltd., a Cayman Islands exempted company (“Deer IX Co.” and collectively with the BVP IX Funds and Deer IX LP, the “Reporting Persons”), which is the general partner of Deer IX LP.

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of each of the Reporting Persons is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

The Shares to which this Schedule 13D relates are owned directly by the applicable BVP IX Funds.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated by reference in Items 4 and 6 of this Statement is incorporated by reference into this Item 3.

As described in Item 4 of this Statement, the securities reported on this Statement reflect the consummation of the Business Combination (as defined below) contemplated by the Merger Agreement and the transactions consummated in connection therewith.

ITEM 4.	PURPOSE OF TRANSACTION

On September 29, 2021 (the “Closing Date”), JAWS Spitfire filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which JAWS Spitfire was domesticated and continued as a Delaware corporation (the “Domestication”). Further, as contemplated by the Business Combination Agreement, on the Closing Date, Merger Sub was merged with and into Velo3D, with Velo3D surviving the merger (the “Surviving Corporation”) as a wholly-owned subsidiary of the Issuer (the “Merger” and, together with the Domestication and the other transactions contemplated by the Business Combination Agreement, including the PIPE Financing (as defined below), the “Business Combination”).

As a result of the Merger and after giving effect to the Domestication, (i) outstanding shares and options of Velo3D were exchanged, at an exchange rate equal to 0.8149, for shares of common stock, par value $0.00001 per share, of the Issuer (the “New Velo3D Common Stock”) or comparable options that were exercisable for shares of New Velo3D Common Stock, as applicable; (ii) outstanding Velo3D warrants not exercised prior to the effective time of the Merger (the “Effective Time”) and not terminated pursuant to their terms were exchanged for comparable warrants that are exercisable for shares of New Velo3D Common Stock based on the number of shares of New Velo3D Common Stock such holder would have received if it had exercised such warrant immediately prior to the Effective Time; and (iii) outstanding Velo3D convertible notes not converted prior to the Effective Time remained outstanding and became convertible into shares of New Velo3D Common Stock at an exchange rate equal to 0.8149, in accordance with their terms.

CUSIP: 92259N104

Following the Business Combination, the Reporting Persons beneficially own 37,864,239 shares of Common Stock of the Issuer, as further described in Item 5.

In addition to the shares of Common Stock, pursuant to the earnout provisions in the Business Combination Agreement, the Reporting Persons are entitled to receive shares of Common Stock if, from the closing of the transaction until the fifth anniversary thereof, the volume-weighted average price of the Common Stock equals or exceeds certain thresholds (the “Earnout Rights”). Of these Earnout Rights, one-half will be issued if the volume-weighted average price of the Common Stock equals or exceeds $12.50 for any 20 trading days within any 30-trading day period and one-half will be issued if the volume-weighted average price of the Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-trading day period, in each case, subject to adjustment as provided in the Business Combination Agreement.

As may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of shares of the Issuer’s Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of association or other governing documents or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. David Cowan, a director of Deer IX Co., in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional securities of the Issuer, dispose of some or all of the Issuer’s Common Stock or such other securities, in each case in open market or private transactions, block sales, distributions or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of September 29, 2021, BVP IX Inst had sole voting and dispositive power with respect to 16,842,013 shares of Common Stock of the Issuer, constituting approximately 9.2% of the Issuer’s Common Stock.

CUSIP: 92259N104

As of September 29, 2021, BVP IX had sole voting and dispositive power with respect to 21,022,226 shares of Common Stock of the Issuer, constituting approximately 11.5% of the Issuer’s Common Stock.

As of September 29, 2021, Deer IX LP, as the general partner of each of the BVP IX Funds may be deemed to have sole voting and dispositive power with respect to all 37,864,239 shares of Common Stock of the Issuer owned by the BVP IX Funds, constituting approximately 20.7% of the Issuer’s Common Stock.

As of September 29, 2021, Deer IX Co, as the general partner of Deer IX LP may be deemed to have sole voting and dispositive power with respect to all 37,864,239 shares of Common Stock of the Issuer owned by the BVP IX Funds, constituting approximately 20.7% of the Issuer’s Common Stock.

The percent of class was calculated based on 183,163,826 shares of Common Stock issued and outstanding as of September 29, 2021, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on October 5, 2021.

The shares of Issuer’s Common Stock reported in this Item 5 do not include the Earnout Shares described in Item 4 above.

(b)

Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c) The information contained in Item 3 to this Schedule 13D is incorporated in its entirety into this Item 5(c). Except as disclosed in Item 3, no Reporting Person has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer’s Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

The BVP IX Funds are a party to an Amended and Restated Registration Rights Agreement, dated September 29, 2021, between the Issuer and certain of its stockholders (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, each of the BVP IX Funds has customary registration rights with respect to any Registrable Securities (as defined in the Registration Rights Agreement) that it may hold from time to time, including shelf registration rights, underwritten offering rights and piggyback registration rights, in each case, subject to certain customary limitations. Under the Registration Rights Agreement the BVP IX Funds have agreed that they will not, during the period ending on the six month anniversary of the Closing Date (the “RRA Lock-Up Period”), transfer certain securities subject to certain customary exceptions; provided that the board of directors of the Issuer may determine to end the RRA Lock-Up Period at any earlier date with respect to any registrable securities so long as such early termination applies to any registrable securities held by each holder thereof on a pro rata basis in proportion to the registrable securities then held by each such holder.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference into this Schedule 13D pursuant to Exhibit 99.2 of Item 7 hereof.

CUSIP: 92259N104

Except for the Registration Rights Agreement, or as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2	Amended and Restated Registration Rights Agreement, dated September 29, 2021, by and among the Company, Spitfire Sponsor LLC, and other Holders party thereto (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Issuer with the SEC on October 5, 2021).

CUSIP: 92259N104

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 12, 2021

BESSEMER VENTURE PARTNERS IX L.P.
BESSEMER VENTURE PARTNERS IX INSTITUTIONAL L.P.

By:	Deer IX & Co. L.P., their General Partner

By:	Deer IX & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER IX & CO. L.P.

By:	Deer IX & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER IX & CO. LTD.

By:	/s/ Scott Ring
Scott Ring, General Counsel

Notice Address:

c/o Bessemer Venture Partners 1865 Palmer Avenue
Suite 104
Larchmont, NY 10538
Tel. 914-833-5300